Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102-3491

January 9, 2015

Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:     Capital One Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-13300

Dear Mr. Vaughn:

Below are the responses of Capital One Financial Corporation (“Capital One,” the “Company” or “we”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 17, 2014, with respect to the above referenced filing. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by our response.

Form 10-K for Fiscal Year Ended December 31, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44
Market Risk Profile, page 111

1. Please address the following regarding your stress-based risk simulation of foreign exchange rates:

•	Please revise to more clearly describe the “stress-based simulation” of foreign exchange rates that is the basis for your analysis.

•
Clearly explain the extent to which your analysis considers correlations between the respective changes in various currencies to which you are exposed, and disclose any limitations in the ability of the risk measure presented to convey correlation risk.

•	As part of your expanded disclosure, tell us and consider identifying the primary currencies to which you are exposed as well as the typical types of derivatives used to manage this exposure.

•
It appears that you computed your earnings exposure to changes in foreign exchange rates net of your derivative activity that is used to manage your overall exposure. Tell us impact of your use of derivatives on this measure, and consider revising your future filings to disclose this stress-based simulation analysis with and without the effect of the derivatives used to manage your overall exposure to foreign exchange rates.

•
We note that in your 2012 Form 10-K you addressed the risk at both December 31, 2012 and 2011, your 2013 Form 10-K only addresses the risk as of December 31, 2013. Please revise your future filings to provide a comparative analysis pursuant to Item 305(a)(3).

•
Your disclosure on page 51 of Form 10-Q for the period ended September 30, 2014 continues on to say that “As of September 30, 2014, (y)our pre-tax earnings, AOCI and capital ratios exposures to volatility of foreign exchange rates was minimal.” Please tell us and revise your future filings to clarify whether your conclusion that your exposure is minimal is gross or net of your derivative management activities.

RESPONSE
The Company’s primary exposure to foreign exchange rates is related to the funding of and non-dollar net investments in our international credit card business in the U.K. and Canada, which have functional currencies other than the U.S. dollar. Our intercompany funding exposes our income statement to foreign exchange “transaction” risk, while our equity investments in our foreign operations results in “translation” risk in accumulated other comprehensive income (“AOCI”). During 2011, 2012, and 2013, we have managed and continue to manage our “transaction” risk by entering into forward foreign currency derivative contracts to hedge our exposure to variability in cash flows related to foreign currency denominated intercompany borrowings. Beginning in the third quarter of 2014, we began using derivative contracts to manage our “translation” risk in AOCI.

We also enter into foreign exchange derivative contracts with our customers as a customer accommodation. We enter into equal and offsetting derivative contracts to minimize these risks.

Regarding our Foreign Exchange Risk disclosures in our Form 10-K for the fiscal year ended December 31, 2013, we measured the risk to forecasted earnings due to changes in foreign exchange rates by applying a stressed estimate of British pound (“GBP”) and Canadian dollar (“CAD”) foreign exchange rates, including their correlation, to a 12-month forecast of our non-US dollar earnings. Using a 95 percent confidence interval, we quantified the foreign exchange risk as the change in forecasted net income from our foreign operations in the stressed case relative to forecasted net income from our foreign operations in the base case.

As we disclosed in our Form 10-K for the fiscal year ended December 31, 2013, the impact of this exposure on our forecasted earnings was less than two percent. We did not use derivative contracts to manage or hedge forecasted non-US dollar earnings.

Beginning in the third quarter of 2014, we revised our methodology to measure our exposure to foreign exchange rates by measuring the change in equity value of our net investments in our U.K. and Canadian operations, instead of using an earnings at risk approach. Under our new methodology, we apply a 30 percent US dollar appreciation shock against our GBP and CAD net investment exposure. This value-at-risk analysis approximates a 99 percent confidence interval over a one year time horizon for our combined GBP and CAD net investment exposure. In the third quarter of 2014, we began entering into net investment hedges to manage our AOCI exposure.  We apply hedge accounting to these net investment hedges. As a result of our derivative management activities, we believe our exposure to foreign exchange risk is minimal.

In our Form 10-K for the fiscal year ended December 31, 2014, we will update our disclosure to more clearly describe the stress-based simulation that is the basis for our analysis, the primary currencies to which we are exposed, how those exposures can potential impact earnings and capital, and how we measure our sensitivity to foreign exchange risk. We will also provide a comparative analysis pursuant to Item 305(a)(3).

Notes to Consolidated Financial Statements, page 137
Note 1 – Summary of Significant Accounting Policies, page 137
Investment Securities, page 139

2. Your disclosure appears to indicate that you accrete the nonaccretable difference into interest income over the life of the security. Please revise your disclosure to more clearly describe your methodology, or tell us how you determined the policy as described complies with ASC 310-30-35-2.

RESPONSE
The Company applies the appropriate accounting guidance to our investment securities and is in compliance with ASC 310-30-35-2. As described elsewhere in our Form 10-K for the fiscal year ended December 31, 2013, including in the “Loans Acquired” discussion in the Note 1that is cross-referenced in the paragraph cited above, we appropriately state that the nonaccretable difference is not accreted into income, nor is it recorded on our balance sheet. Furthermore, Table 3.11 in Note 3 – Investment Securities in our Form 10-K for the fiscal year ended December 31, 2013 provides a rollforward of the accretable yield on our acquired securities which shows that only the accretable yield is recognized in earnings, not the nonaccretable difference. However, the paragraph cited above in Note 1 for investment securities within the scope of ASC 310-30-35-2 inadvertently misdescribes the application of the accounting guidance.

In our Form 10-K for the fiscal year ended December 31, 2014, the Company will revise the disclosure in Note 1 for these investment securities to state as follows:

Our investment portfolio also includes certain acquired debt securities that were deemed to be credit impaired at the acquisition date, and therefore are accounted for in accordance with accounting guidance for purchased credit-impaired loans and debt securities. These securities are recorded at fair value at the acquisition date using the estimated cash flows we expect to collect discounted by the prevailing market interest rate. The difference between the contractually required payments due and the undiscounted cash flows we expect to collect at acquisition, considering the impact of prepayments, is referred to as the nonaccretable difference. The nonaccretable difference reflects estimated future credit losses expected to be incurred over the life of the security, and is neither accreted into income nor recorded on the consolidated balance sheet. The excess of the undiscounted cash flows expected to be collected over the estimated fair value of credit-impaired debt securities at acquisition is referred to as the accretable yield, which is accreted into interest income using an effective yield method over the remaining life of the security. Decreases in expected cash flows attributable to credit result in the recognition of other-than-temporary impairment. Significant increases in expected cash flows are recognized prospectively over the remaining life of the security as an adjustment to the accretable yield. See “Loans Acquired” in this Note for further discussion of accounting guidance for purchased credit-impaired loans and debt securities.

Note 4 – Loans, page 165
Table 4.12: Acquired Loans Accounted for Based on Expected Cash Flows, page 186

3. You disclose in table 4.12 that your acquired loans have a contractual balance of $30.6 billion, which exceeds the carrying value of $28.6 billion by approximately $2.0 billion at December 31, 2013. However, table 4.13 indicates that you have an accretable yield of approximately $6.4 billion at December 31, 2013. Please respond to the following:

•
With a view toward explaining the difference between the $2.0 billion noted above and the accretable yield of $6.4 billion in Table 4.13, please provide us with a rollforward of your contractual balance and carrying value for 2011, 2012, and 2013.

RESPONSE
The following table illustrates the change in the contractual balance and carrying value for 2011, 2012 and 2013:

				A+B	NPV("EIR",C)	C-D
$ millions		A	B	C	D	E
Year End	Outstanding Balance Table 4.12	Expected Future Interest (contractual interest net of foregone interest from credit losses and voluntary prepayments)	Projected Principal Credit Losses	Expected Cash Flows	Carry Value Table 4.12 (present value of expected cash flows, discounted at effective interest rate)	Accretable Yield Table 4.13
2011	5,751	1,336	(677)	6,410	4,658	1,752
2012	39,321	5,760	(1,764)	43,317	37,109	6,208
2013	30,565	5,225	(790)	35,000	28,580	6,420

•	Tell us how your contractual balance is calculated. In your response, explain whether this measurement conforms to the definition of outstanding balance as defined at ASC 310-30-50-3.

RESPONSE
The “Contractual Balance” disclosed within Table 4.12 is calculated consistently with the definition of outstanding balance in ASC 310-30-50-3. The “Contractual Balance” is the undiscounted sum of principal balances, interest, fees, and penalties owed to the Company as of the reporting date. In compliance with ASC 310-30-50-3 we do not include amounts that are not yet contractually due for interest and fees.

The “Carry Value” disclosed within Table 4.12 represents the present value of all expected cash flows including interest that has not yet been accrued, discounted at the effective interest rate. In compliance with the subsequent measurement guidance of ASC 310-30-35, the carry value is reduced by any valuation allowance for impaired pools.

The difference between the undiscounted amount of loan cash flows expected to be collected and those loans’ “Carry Value” is the accretable yield that is reflected in Table 4.13.

•
Revise future filings to present the outstanding balance of your acquired loans pursuant to ASC 310-30-50-2 or confirm that your disclosure of the carrying value accurately represents the outstanding balance as defined here.

RESPONSE
To enhance clarity, we will replace the phrase “Contractual Balance” with “Outstanding Balance” and use it consistently within Table 4.12 and the descriptive paragraphs throughout our filing beginning with the Form 10-K for the fiscal year ended December 31, 2014.

* * * * * * * * * * *
In connection with our response to the Staff, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (703) 720-3199 if you have any questions or would like any additional information.

Sincerely,

/s/ R. Scott Blackley
R. Scott Blackley
Executive Vice President
Controller & Principal Accounting Officer